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                             July 1, 2021

       Michael Fleisher
       Chief Financial Officer
       Wayfair Inc.
       4 Copley Place
       Boston, MA 02116

                                                        Re: Wayfair Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            Form 8-K Furnished
February 25, 2021
                                                            File No. 001-36666

       Dear Mr. Fleisher:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis
       Key Financial and Operating Metrics, page 37

   1. We note you include your non-GAAP measure of "Free Cash Flow" within your listing of key financial and
operating metrics, here and within your earnings release furnished on
                                                        Form 8-K, without
providing similar presentation of the comparable GAAP
                                                        measure. When
presenting non-GAAP measures, please present the most directly comparable GAAP measure
with equal or greater prominence. Refer to
                                                        Item 10(e)(1)(i)(A) of
Regulation S-K and Question 102.10 of the staff's Compliance and
                                                        Disclosure
Interpretation on Non-GAAP Financial Measures ("C&DI  s").
 Michael Fleisher
FirstName   LastNameMichael Fleisher
Wayfair Inc.
Comapany
July 1, 2021NameWayfair Inc.
July 1,2 2021 Page 2
Page
FirstName LastName
Form 8-K Furnished February 25, 2021

Exhibit 99.1, page 1

2. We note the following in regards to your presentation of non-GAAP financial measures in both the fourth quarter and full year "Highlights" sections of your earnings release:
             Presentation of "Adjusted EBITDA margin" without providing similar presentation of the comparable GAAP measure;
             Presentation of "Non-GAAP Free Cash Flow" without presenting the most directly comparable GAAP measure with equal or greater prominence.
         Please revise your presentation in accordance with Item 10(e)(1)(i)(A) of Regulation S-
         K and Question 102.10 of the staff's Compliance and Disclosure Interpretation on Non-
         GAAP Financial Measures ("C&DI  s").
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at
202-551-
3307 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services